FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

April 27, 2007

Commission File Number 33-79548

EURO DISNEY S.C.A.

(Translation of registrant’s name into English)

Immeubles Administratifs

Route Nationale 34

77144 Chessy

France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒ Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑       No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑       No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑       No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

EURO DISNEY S.C.A.

Fiscal Year 2007

First Half 2007 Results

Six Months Ended March 31, 2007

•	Revenues increased 10% to € 513 million
•	Operating margin before depreciation and amortization up € 26 million to € 39 million
•	Net loss decreased € 20 million to € 82 million
•	Launch of the celebration of the 15th anniversary of Disneyland® Resort Paris

(Marne-la-Vallée, April 27, 2007) Euro Disney S.C.A. (the “Company”), parent company of Euro Disney Associés S.C.A., operator of Disneyland Resort Paris, reported today the results for its consolidated group (the “Group”), for the first six months of fiscal year 2007 which ended March 31, 2007 (the “First Half”). The Group’s results reflect the seasonality of the Resort segment, with the first half of the fiscal year typically generating less revenue than the second half.

Revenues increased 10% to € 512.6 million for the First Half reflecting increases in theme parks attendance and hotel occupancy, partially offset by lower real estate activity. Theme parks revenues increased 14% to € 269.3 million, primarily due to an increase of 0.6 million in attendance, which reached 6.1 million for the First Half. Hotels and Disney® Village revenues increased 12% to € 205.3 million driven by an increase of 5.1 percentage points in the hotel occupancy rate and an increase of 5% in average spending per room. Real Estate revenues decreased € 9.0 million from the prior-year period to € 6.5 million resulting from lower activity during the First Half as set-out in the Group’s development plan.

Costs and expenses for the First Half increased 4% compared to the prior-year period. This increase was driven by higher labor hours worked by employees in order to support the increased Resort activity as well as increased marketing and other amounts incurred related to the launch of the 15th anniversary celebration of Disneyland Resort Paris. Partially offsetting this increase was a reduction in Real Estate costs and expenses as well as a € 4.3 million benefit from the settlement of a claim related to prior expenses.

Operating margin before depreciation and amortization increased € 26.0 million to € 39.1 million as a result of increased revenues during the First Half.

Net financial charges increased 10% over the prior-year period. This increase is primarily related to the Disneyland® Park financing agreement.

For the First Half, net losses of the Group decreased € 19.8 million to € 82.0 million.

Commenting on the results, Karl L. Holz, Chairman and Chief Executive Officer of Euro Disney S.A.S., said:

“We are encouraged by the improved results of the first half of the fiscal year and we are pleased with the positive response of our guests to the 15th anniversary celebration. We are looking forward to continuing the celebration with the opening of two new Walt Disney Studios® Park attractions inspired by our popular Disney/Pixar animated films, Finding Nemo and Cars.

We continue to focus on improving our business performance and the overall resort experience. The continued enthusiasm and dedication displayed by our cast members is instrumental in maintaining and improving this experience.”

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	First Half		Variance
(€ in millions, unaudited)	2007	2006	Amount	%

Revenues	512.6	467.4	45.2	9.7%
Costs and expenses	(548.9)	(528.3)	(20.6)	3.9%

Operating margin	(36.3)	(60.9)	24.6	(40.4)%
Net financial charges	(45.6)	(41.6)	(4.0)	9.6%
(Loss) / income from equity investments	(0.1)	0.2	(0.3)	n/m

Loss before taxes	(82.0)	(102.3)	20.3	(19.8)%
Income tax benefit (expense)	-	0.5	(0.5)	n/m

Net loss	(82.0)	(101.8)	19.8	(19.4)%

Net loss attributable to:
Equity holders of the parent	(69.2)	(83.6)	14.4	(17.2)%
Minority interests	(12.8)	(18.2)	5.4	(29.7)%

OPERATING MARGIN BEFORE DEPRECIATION AND AMORTIZATION

	First Half		Variance
(€ in millions, unaudited)	2007	2006	Amount	%

Operating margin	(36.3)	(60.9)	24.6	(40.4)%
Plus: Depreciation and amortization	75.4	74.0	1.4	1.9%

Operating margin before depreciation and amortization (1)	39.1	13.1	26.0	198.5%

As a percentage of revenues	7.6%	2.8%		+ 4.8 ppt

(1)

While management believes that operating margin before depreciation and amortization is a useful tool for evaluating performance, it is not a measure of financial performance defined under IFRS, and should not be viewed as a substitute for operating margin, net income / (loss) or operating cash flow in evaluating the Group’s financial results.

OPERATING STATISTICS

The following table provides information regarding the key operating indicators of the Group:

	First Half		Variance
	2007	2006	Amount	%
Theme parks attendance (in millions) (1)	6.1	5.5	0.6	10.9%
Average spending per guest (2) (in €)	43.6	42.5	1.1	2.6%

Hotel occupancy rate (3)	83.1%	78.0%		+ 5.1 ppt
Average spending per room (4) (in €)	177.7	169.0	8.7	5.1%

(1)	Theme parks attendance is recorded on a “first click” basis, meaning that a person visiting both parks in a single day is counted as only one visitor.
(2)	Average daily admission price and spending on food, beverage and merchandise and other services sold in the theme parks, excluding value added tax.
(3)	Average daily rooms sold as a percentage of total room inventory (total room inventory is approximately 5,800 rooms).
(4)	Average daily room price and spending on food, beverage and merchandise and other services sold in hotels, excluding value added tax.

The increase in theme parks attendance primarily reflects growth in the French and Spanish markets. Average spending per guest increased 2.6%, driven by both increased spending on admissions and by in-parks spending on merchandise and food and beverage items.

The hotel occupancy rate increased 5.1 percentage points, which resulted in an additional 53,000 room nights. This increase was primarily driven by increases related to the corporate convention business and guests visiting from distant markets.

Average spending per room increased 5.1% primarily as a result of increases in daily room rates at certain of our hotels.

Discussion of Components of Operating Results

REVENUES BY SEGMENT

Revenues of the Group are detailed as follows:

	First Half		Variance
(€ in millions, unaudited)	2007	2006	Amount	%
Theme parks	269.3	237.0	32.3	13.6%
Hotels and Disney® Village	205.3	183.6	21.7	11.8%
Other	31.5	31.3	0.2	0.6%

Resort segment	506.1	451.9	54.2	12.0%
Real estate development segment	6.5	15.5	(9.0)	(58.1)%

Total revenues	512.6	467.4	45.2	9.7%

Resort Segment revenues increased 12% to € 506.1 million from € 451.9 million in the prior-year period.

Theme parks revenues increased 13.6% to € 269.3 million from € 237.0 million in the prior-year period, reflecting a 0.6 million increase in attendance over the First Half as well as a 2.6% increase in average spending per guest.

Hotels and Disney Village revenues increased 11.8% to € 205.3 million from € 183.6 million in the prior-year period, reflecting a 5.1 percentage point increase in hotel occupancy and a 5.1% increase in average spending per room.

Other revenues, which primarily include participant sponsorships, transportation and other travel services sold to guests, were stable at € 31.5 million.

Real Estate Development Segment revenues decreased € 9.0 million from the prior-year period as a result of fewer transactions during the First Half as set-out in the Group’s development plan. This plan included the closing of one transaction in the First Half, compared with five transactions in the prior-year period.

COSTS AND EXPENSES

Costs and expenses of the Group are detailed as follows:

	First Half		Variance
(€ in millions, unaudited)	2007	2006	Amount	%
Direct operating costs (1)	434.5	420.1	14.4	3.4%
Marketing and sales expenses	61.3	53.9	7.4	13.7%
General and administrative expenses	53.1	54.3	(1.2)	(2.2)%

Costs and expenses	548.9	528.3	20.6	3.9%

(1)	For the First Half 2007 and the corresponding prior-year period, direct operating costs included royalties and management fees of € 29.1 million and € 26.1 million, respectively.

Direct operating costs for the First Half increased 3.4% compared to the prior-year period. This increase was driven by higher labor hours in order to support the increased Resort activity. In addition, certain Resort maintenance projects that are normally conducted in the second semester were accelerated in order to prepare the Resort for the launch of the 15th anniversary celebration. Partially offsetting this increase was a reduction in Real Estate costs related to the lower number of transactions during the First Half when compared to the prior-year period and a € 4.3 million benefit from the settlement of a claim related to prior expenses.

Marketing and sales expenses increased € 7.4 million compared to the prior-year period largely due to incremental media spend in anticipation of the launch of the 15th anniversary celebration.

General and administrative expenses were relatively stable compared to the prior-year period.

NET FINANCIAL CHARGES

Net financial charges were composed of:

	First Half		Variance
(€ in millions, unaudited)	2007	2006	Amount	%
Financial income	4.8	2.3	2.5	108.7%
Financial expense	(50.4)	(43.9)	(6.5)	14.8%

Net financial charges	(45.6)	(41.6)	(4.0)	9.6%

Net financial charges increased 9.6% over the prior-year period. This increase is primarily related to the Disneyland® Park financing agreement.

NET LOSS

For the First Half, net losses of the Group decreased € 19.8 million to € 82.0 million compared to € 101.8 million for the prior-year period. Net loss attributable to equity holders of the parent amounted to € 69.2 million and net loss attributable to minority interests amounted to € 12.8 million. The decrease in net losses primarily reflects the increased revenues of the Resort segment over the period.

Cash Flows and Liquidity:

Cash and cash equivalents as of March 31, 2007, was € 193.9 million, down € 72.5 million from the prior fiscal year end. This decrease resulted from:

	First Half		Variance
(€ in millions, unaudited)	2007	2006
Cash flows used in operating activities	(6.7)	(24.6)	17.9
Cash flows used in investing activities	(65.5)	(66.7)	1.2
Cash flows used in financing activities	(0.3)	(0.1)	(0.2)

Decrease in cash and cash equivalents	(72.5)	(91.4)	18.9

Cash flows used in operating activities for the First Half totaled € 6.7 million compared to € 24.6 million used in the prior-year period. This improvement reflects the operating performance over the First Half, partially offset by changes in working capital.

Cash flows used in investing activities for the First Half totaled € 65.5 million, compared to € 66.7 million used in the prior-year period, which primarily reflects capital expenditures related to the projects associated with the € 240 million multi-year investment program.

Cash flows used in financing activities for the First Half totaled € 0.3 million compared to € 0.1 million used in the prior-year period.

Based on existing cash positions, liquidity from the un-drawn € 150.0 million line of credit from The Walt Disney Company (“TWDC”), and provisions for the unconditional and conditional deferral of certain royalties and management fees and interest charges pursuant to the 2005 Restructuring, management believes the Group has adequate cash and liquidity for the foreseeable future, subject to the Group’s compliance with its debt agreements as discussed below.

The Group has covenants under its debt agreements that limit its investment and financing activities. The Group must also meet financial performance covenants that require improvements to its operating margin. If compliance with financial performance covenants could not be achieved through increased revenues, the Group would have to appropriately reduce operating costs, curtail a portion of planned capital expenditures (outside those contained in the Group’s multi-year investment program) and/or seek assistance from TWDC or other parties as permitted under the loan agreements. Although no assurances can be given, the Group currently believes that it will meet its financial performance covenants in fiscal year 2007 through increased revenues and continuing cost containment, without the need for any of the additional measures referred to above.

Update on upcoming events

On April 1, 2007, the Group launched the celebration of the 15th anniversary of Disneyland® Resort Paris which will last until March 31, 2008.

The Disneyland® Park’s Sleeping Beauty Castle has been decorated with sculptures of Disney Characters and 15 birthday candles. Each night, the candles are lit during Candleabration, a birthday show featuring favorite Disney Characters.

In the Disneyland Park, Disney Characters star in the all-new Disney’s Once Upon a Dream parade. Two new attractions are scheduled to open at the Walt Disney Studios® Park during the celebration. Crush’s Coaster and Cars Race Rally, inspired by the Disney/Pixar’s hit animated films Finding Nemo and Cars, respectively. These attractions are designed to add to the appeal and capacity of Disneyland Resort Paris, further enhancing the core guest experience to drive both attendance and occupancy growth as well as increase guest spending.

On June 10, 2007, the new high speed train (“TGV Est Européen”) line to the East of France, Germany and Switzerland will be launched. With the opening of this line, the Marne-la-Vallée/Chessy station will become the largest high speed rail interchange in Europe. This line will allow more guests living east of our Resort quicker access to Disneyland Resort Paris. Once the line is running at full capacity, the French Rail Authority expects that more than six million passengers should transit through this station every year.

Press Contact	Investor Relations
Pieter Boterman	Olivier Lambert
Tel: +331 64 74 59 50	Tel: +331 64 74 58 55
Fax: +331 64 74 59 69	Fax: +331 64 74 56 36
e-mail : pieter.boterman@disney.com	e-mail : olivier.lambert@disney.com

Corporate Communication

Jeff Archambault

Tel: +331 64 74 59 50

Fax: +331 64 74 59 69

e-mail : jeff.archambault@disney.com

Next Scheduled Release: Third Quarter Announcement in July 2007

Additional Financial Information can be found on the internet at www.eurodisney.com

Code ISIN:	FR0000125874	Code Reuters:	EDL.PA
Sicovam:	12 587	Code Bloomberg:	EDL FP

The Group operates Disneyland® Resort Paris which includes: Disneyland® Park, Walt Disney Studios® Park, seven themed hotels with approximately 5,800 rooms (excluding approximately 2,400 additional third-party rooms located on the site), two convention centers, Disney® Village, a dining, shopping and entertainment centre, and a 27-hole golf facility. The Group’s operating activities also include the development of the 2,000-hectare site, which currently includes approximately 1,000 hectares of undeveloped land. Euro Disney S.C.A.’s shares are listed and traded on Euronext Paris.

Attachments:	Exhibit 1 – Condensed Consolidated Interim Segment Statements of Income
Exhibit 2 – Condensed Consolidated Balance Sheets
Exhibit 3 – Condensed Consolidated Interim Statements of Cash Flows
Exhibit 4 – Reconciliation of Shareholders’ Equity and Minority Interests
Exhibit 5 – Reconciliation of Borrowings

Management believes certain statements in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements are made on the basis of management’s views and assumptions regarding future events and business performance as of the time the statements are made. Actual results may differ materially from those expressed or implied. Such differences may result from actions taken by the Group, as well as from developments beyond the Group’s control, including changes in political or economic conditions. Other factors that may affect results are identified in the Group’s documents filed with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Euro Disney has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EURO DISNEY S.C.A.
By the Management Company (Gérant) Euro Disney S.A.S.

Date: April 27, 2007

BY: /s/ MARK STEAD
Name: Mark Stead
Title: Director Corporate Controllership